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
From:      Jeanne Hotchkiss                     Dawn W. Dover                     Michael L. Pautler
           Orion Capital Corporation            Kekst & Company                   Guaranty National
           9 Farm Springs Road                  437 Madison Avenue                9800 S. Meridian Blvd.
           Farmington, CT  06032                New York, NY  10022               Englewood, CO  80112
           (860) 674-6754                       (212) 521-4817                    (303) 754-8701
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                                                                December 1, 1997



FOR IMMEDIATE RELEASE


                  ORION CAPITAL EXTENDS CASH TENDER OFFER FOR
                  GUARANTY NATIONAL SHARES AT $36.00 PER SHARE
                              TO DECEMBER 5, 1997



Orion Capital Corporation ("Orion") today announced that it has extended to December 5, 1997 its Offer to Purchase all the outstanding shares of Guaranty National Corporation common stock (NYSE: GNC) for $36.00 in cash per share, net to the seller.

As of the close of business on November 28, 1997, 484,290 shares of Guaranty National common stock have been tendered pursuant to the Offer to Purchase.

Orion Capital Corporation (NYSE: OC) is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries which include EBI Companies, DPIC Companies, Connecticut Specialty Insurance Group, SecurityRe Companies and Wm. H. McGee & Co. Inc., as well as through its approximately 80% ownership interest in Guaranty National Corporation.